Exhibit 99.1

Changyou Reports Second Quarter 2019 Unaudited Financial Results

Beijing, China, August 5, 2019– Changyou.com Limited (“Changyou” or the “Company”) (NASDAQ: CYOU), a leading online game developer and operator in China, today announced its unaudited financial results for the second quarter ended June 30, 2019.

Second Quarter 2019 Highlights

•	Total revenue was US$119 million, an increase of 5% year-over-year and a decrease of 4% quarter-over-quarter, in line with the Company’s guidance.

•	Online game revenue was US$102 million, an increase of 8% year-over-year and 3% quarter-over-quarter, exceeding the Company’s guidance.

•

GAAP net income attributable to Changyou.com Limited was US$16 million[1], compared with net income of US$32 million in the second quarter of 2018 and net income of US$37 million in the first quarter of 2019.

•

Non-GAAP[2] net income attributable to Changyou.com Limited was US$14 million[1], compared with net income of US$28 million in the second quarter of 2018 and net income of US$37 million in the first quarter of 2019.

Mr. Dewen Chen, CEO, commented, “During the quarter, our PC game business performed well as revenue increases from several legacy PC games helped to offset a decline in revenues from TLBB PC. The new content that we introduced for TLBB PC’s 12-year anniversary that invoked some of the classic cultural themes of the original novel helped to stabilize user engagement. Meanwhile, revenue from Legacy TLBB Mobile remained steady, which was better than we expected. Going forward, for our older games we will continue to manage player engagement through long-term oriented operational strategies. In terms of R&D, MMORPG mobile games will continue to be our strategic focus and we will continue to work on improving the quality of the key games that we are developing. In the meantime, we’re also developing some casual and strategy games to make sure that we maintain a diversified product portfolio.”

Mr. Qing Wei, Chief Games Development Officer, added, “In the second quarter, revenue from Legacy TLBB Mobile was flat quarter-over-quarter and both user engagement and payments remained stable as well, mostly thanks to the new gameplay and some popular virtual items that we designed for the game’s 2nd anniversary. For our upcoming expansion pack in the third quarter, we plan to introduce a new underwater world map and corresponding plots and quests, as well as a new clan that should particularly appeal to female players.”

Mr. Yaobin Wang, CFO of Changyou, added, “In the second quarter of 2019, our online game revenue exceeded expectations. Excluding a one-off item, which was an impairment charge that we determined was needed for our cinema advertising business, our non-GAAP net income was US$31 million, which also exceeded the high end of our guidance. Our financial performance this quarter once again demonstrated our stable profitability and strong balance sheet.”

[1]	GAAP and non-GAAP net income attributable to Changyou.com Limited included a US$17 million impairment charge related to cinema advertising business assets.
[2]

Non-GAAP results exclude share-based compensation expense. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures”.

Second Quarter 2019 Operational Results

•

Total average monthly active accounts[3] of the Company’s PC games were 2.0 million, a decrease of 13% year-over-year and an increase of 5% quarter-over-quarter. The year-over-year decrease reflected the natural declining life cycles of the Company’s older games, including TLBB PC.

•

Total average monthly active accounts of the Company’s mobile games were 2.7 million, a decrease of 16% year-over-year and flat quarter-over-quarter. The year-over-year decrease reflected the natural declining life cycles of the Company’s older games, including Legacy TLBB Mobile.

•

Total quarterly aggregate active paying accounts[4] of the Company’s PC games were 0.9 million, an increase of 29% year-over-year and flat quarter-over-quarter. The year-over-year increase was due to the improved performance of some of the Company’s older games as a result of some promotional activities during the quarter.

•

Total quarterly aggregate active paying accounts of the Company’s mobile games were 0.6 million, a decrease of 14% year-over-year and flat quarter-over-quarter. The year-over-year decrease reflected the natural declining life cycles of the Company’s older games, including Legacy TLBB Mobile.

Second Quarter 2019 Unaudited Financial Results

Revenue

Total revenue was US$119 million, an increase of 5% year-over-year and a decrease of 4% quarter-over-quarter.

Online game revenue was US$102 million, an increase of 8% year-over-year and 3% quarter-over-quarter. The year-over-year increase was due to the improved performance of some of the Company’s older games as a result of some promotional activities during the quarter.

Online advertising revenue was US$4 million, a decrease of 28% year-over-year and an increase of 19% quarter-over-quarter. The year-over-year decrease was mainly due to fewer games being marketed on the 17173.com website. The quarter-over-quarter increase was mainly due to more web and PC games being marketed on the 17173.com website.

Cinema advertising revenue was US$13 million, an increase of 8% year-over-year and a decrease of 38% quarter-over-quarter. The year-over-year increase was a result of a recovery in revenue following a strategy adjustment in the second quarter of 2018 related to the acquisition and sale of advertising resources. The quarter-over-quarter decrease was primarily due to a seasonal trend in cinema advertising typical of the second quarter, as well as the commencement of a winding down of the Company’s cinema advertising business.

Internet value-added services (“IVAS”) revenue was US$0 million, as the Company ceased its IVAS business operations in the second quarter of 2019.

Gross profit/ (loss)

GAAP and non-GAAP gross profit were both US$80 million, an increase of 8% year-over-year and a decrease of 9% quarter-over-quarter. GAAP and non-GAAP gross margin were both 68%, compared with 66% in the second quarter of 2018, and 71% in the first quarter of 2019.

[3]	Monthly Active Accounts refers to the number of registered accounts that are logged in to these games at least once during the month.
[4]	Quarterly Aggregate Active Paying Accounts refers to the number of accounts from which game points are utilized at least once during the quarter.

GAAP and non-GAAP gross profit of the online games business were both US$84 million, an increase of 5% year-over-year and a decrease of 1% quarter-over-quarter. GAAP and non-GAAP gross margin of the online games business were both 82%, compared with 85% in the second quarter of 2018 and 86% in the first quarter of 2019.

GAAP and non-GAAP gross profit of the online advertising business were both US$3 million, a decrease of 37% year-over-year and an increase of 25% quarter-over-quarter. GAAP and non-GAAP gross margin of the online advertising business were both 68%, compared with 78% in the second quarter of 2018 and 65% in the first quarter of 2019. The year-over-year decrease in gross margin was mainly due to lower online advertising revenue in the second quarter of 2019.

GAAP and non-GAAP gross loss of the cinema advertising business were both US$6 million, compared with a gross loss of US$10 million in the second quarter of 2018 and a gross profit of US$1 million in the first quarter of 2019. GAAP and non-GAAP gross margin of the cinema advertising business were both negative 49%, compared with negative 84% in the second quarter of 2018 and 7% in the first quarter of 2019. The year-over-year increase in gross margin was mainly due to a decrease in cinema advertising costs as the Company partnered with fewer cinemas, as well as an increase in cinema advertising revenue in the second quarter of 2019. The quarter-over-quarter decrease in gross margin was mainly due to a decrease in cinema advertising revenue in the second quarter of 2019.

GAAP and non-GAAP gross loss of the IVAS business were both US$0.2 million, compared with gross profit of US$0.1 million in the second quarter of 2018 and gross loss of US$0.3 million in the first quarter of 2019. The Company ceased its IVAS business operations in the second quarter of 2019.

Operating expenses

Total operating expenses were US$67 million, an increase of 38% year-over-year and 44% quarter-over-quarter.

Product development expenses were US$30 million, an increase of 7% year-over-year and a decrease of 2% quarter-over-quarter. The year-over-year increase was mainly due to an increase in outsourcing fees in the second quarter of 2019.

Sales and marketing expenses were US$14 million, a decrease of 4% year-over-year and an increase of 30% quarter-over-quarter. The quarter-over-quarter increase was mainly because of higher marketing and promotional spending for online games in the second quarter of 2019.

General and administrative expenses were US$23 million, an increase of 292% year-over-year and 337% quarter-over-quarter. The year-over-year and quarter-over-quarter increases were mainly due to a US$17 million impairment charge related to cinema advertising business assets.

The cinema advertising business generated significant net losses in each of the last two fiscal years, and efforts to restore the business to profitability or identify a suitable buyer for the business have been unsuccessful to date. On July 23, 2019, the Company’s indirect wholly-owned subsidiary, Shanghai Jingmao Culture Communication Co., Ltd. (“Shanghai Jingmao”), which operates the Company’s cinema advertising business segment, filed a voluntary petition in a court in Shanghai, China for relief under the bankruptcy laws of the People’s Republic of China. After assessing the collectability of the assets of the business, including receivables and prepayments, the Company determined that it should recognize the impairment charge.

Operating profit

Operating profit was US$13 million, compared with an operating profit of US$26 million in the second quarter of 2018 and an operating profit of US$41 million in the first quarter of 2019.

Non-GAAP operating profit was US$11 million, compared with a non-GAAP operating profit of US$21 million in the second quarter of 2018 and a non-GAAP operating profit of US$41 million in the first quarter of 2019.

Other income, net

Other income was US$2 million, compared with US$5 million in the second quarter of 2018 and US$4 million in the first quarter of 2019.

Income tax expense

Income tax expense was US$4 million, compared with US$8 million in the second quarter of 2018 and US$11 million in the first quarter of 2019.

Net income

Net income was US$16 million, compared with net income of US$32 million in the second quarter of 2018 and net income of US$37 million in the first quarter of 2019.

Non-GAAP net income was US$14 million, compared with non-GAAP net income of US$28 million in the second quarter of 2018 and non-GAAP net income of US$37 million in the first quarter of 2019.

Net loss attributable to non-controlling interests

GAAP and non-GAAP net loss attributable to non-controlling interests were both US$0.1 million. This compares with a GAAP and non-GAAP net loss of US$0.02 million in the second quarter of 2018 and US$0.2 million in the first quarter of 2019. Non-controlling interests include the non-controlling interests in RaidCall, which provides online music and entertainment services primarily in Taiwan; a joint venture that operates Korean comics online in China; and a joint venture that is engaged in intellectual property authorization, game production and distribution in China.

Net income attributable to Changyou.com Limited

Net income attributable to Changyou.com Limited was US$16 million1, compared with net income of US$32 million in the second quarter of 2018 and net income of US$37 million in the first quarter of 2019. Fully-diluted net income attributable to Changyou.com Limited per ADS5 was US$0.30, compared with net income of US$0.60 in the second quarter of 2018 and net income of US$0.69 in the first quarter of 2019.

Non-GAAP net income attributable to Changyou.com Limited was US$14 million1, compared with net income of US$28 million in the second quarter of 2018 and net income of US$37 million in the first quarter of 2019. Non-GAAP fully-diluted net income attributable to Changyou.com Limited per ADS was US$0.27, compared with net income of US$0.52 in the second quarter of 2018 and net income of US$0.69 in the first quarter of 2019.

Liquidity

As of June 30, 2019, Changyou had net cash6 of US$217 million, compared with US$673 million as of December 31, 2018. The decrease was mainly due to the distribution of a special cash dividend of approximately US$503 million in the second quarter of 2019.

Operating cash flow for the second quarter of 2019 was a net inflow of US$66 million.

[5]	Each ADS represents two Class A ordinary shares.
[6]	Net cash is calculated as the sum of cash and cash equivalents, short-term investments, current restricted cash and non-current restricted time deposits, minus long-term bank loans.

Business Outlook

For the third quarter of 2019, Changyou expects:

•	Total revenue to be between US$90 million and US$100 million, including online game revenue of US$80 million to US$90 million;

•

Non-GAAP net income attributable to Chanyou.com Limited to be between US$22 million and US$27 million, and non-GAAP net income per fully-diluted ADS to be between US$0.41 and US$0.50. Share-based compensation expense to be around US$0.01 million, assuming no new grants of share-based awards. Taking into account the elimination of the impact of these share-based awards, GAAP net income attributable to Changyou.com Limited to be between US$22 million and US$27 million, and GAAP net income per fully-diluted ADS to be between US$0.41 and US$0.50.

For the third quarter of 2019 guidance, the Company has adopted a presumed exchange rate of RMB6.90 = US$1.00, which compares with the actual exchange rate of approximately RMB6.80 = US$1.00 for the third quarter of 2018, and RMB6.81 = US$1.00 for the second quarter of 2019.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”), Changyou’s management uses non-GAAP measures of gross profit, operating profit, net income, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, which are adjusted from results based on GAAP to exclude the compensation cost of share-based awards granted, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Changyou’s management believes that excluding share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions from its non-GAAP financial measures is useful for itself and investors. Further, the amount of share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions cannot be anticipated by management, and these expenses and benefits are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Changyou provides to analysts and investors as guidance for future operating performance. As share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions do not involve subsequent cash outflow, Changyou does not factor these in when evaluating and approving expenditures or when determining the allocation of its resources to its business operations. As a result, in general, the monthly financial results for internal reporting and any performance measure for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Changyou’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit, net income, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, excluding share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions, is that the share-based compensation charge has been and will continue to be a significant recurring expense in the Company’s business for the foreseeable future, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions may recur in the future. In order to mitigate these limitations, the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation of GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Changyou’s unaudited financial statements prepared in accordance with GAAP.

Safe Harbor Statement

It is currently expected that the Business Outlook will not be updated until the release of Changyou’s next quarterly earnings announcement; however, Changyou reserves the right to update its Business Outlook at any time for any reason.

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. The Company cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, continuing volatility in global financial and credit markets and its potential impact on the Chinese economy; exchange rate fluctuations in general and possible continued devaluation of the RMB in particular, including their potential impact on the Chinese economy and on the Company’s reported U.S. dollar results; slowing growth in the Chinese economy; the uncertain regulatory landscape in the People’s Republic of China; fluctuations in Changyou’s quarterly operating results; the possibility that Changyou will be unable to develop a series of successful games for mobile platforms or successfully monetize mobile games it develops or acquires; the possibility that the Company’s margins will decline as a result of the need for revenue-sharing with mobile game platform operators; and the Company’s reliance on TLBB as its major revenue source. Further information regarding these and other risks is included in Changyou’s Annual Report on Form 20-F filed on March 28, 2019, and other filings with the Securities and Exchange Commission.

Conference Call Information

Changyou’s management team will host an earnings conference call today at 6:30 a.m. U.S. Eastern Time, August 5, 2019 (6:30 p.m. Beijing/Hong Kong, August 5, 2019).

The dial-in details for the live conference call are:

US:	1-866-519-4004
Hong Kong:	800-906-601
China Mainland:	400-620-8038
International:	+1-845-675-0437
Passcode:	CYOU

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call at 9:30 a.m. U.S. Eastern Time on August 5, 2019 through August 11, 2019. The dial-in details for the telephone replay are:

International:	+61-2-8199-0299
Passcode:	7628739

The live Webcast and archive of the conference call will be available on the Investor Relations section of Changyou’s Website at http://ir.changyou.com/.

About Changyou

Changyou.com Limited (NASDAQ: CYOU) is a leading developer and operator of online games in China with a diverse portfolio of popular online games, such as Tian Long Ba Bu (“TLBB”), one of the most popular PC games in China, as well as a number of mobile games. Changyou also owns and operates the 17173.com Website, a leading game information portal in China. Changyou began operations as a business unit within Sohu.com Limited (NASDAQ: SOHU) in 2003, and was carved out as a separate, stand-alone company in December 2007. It completed an initial public offering on April 7, 2009. Changyou has an advanced technology platform that includes advanced 2.5D and 3D graphics engines, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information, please visit http://ir.changyou.com/.

For investor and media inquiries, please contact:

In China:

Mr. Yujia Zhao

Investor Relations

Tel: +86 (10) 6192-0800

E-mail: ir@cyou-inc.com

In the United States:

Ms. Linda Bergkamp

Christensen

Phone: +1 (480) 614-3004

E-mail: lbergkamp@ChristensenIR.com

CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Three Months Ended
	Jun. 30, 2019	Mar. 31, 2019	Jun. 30, 2018
Revenue:
Online game	$102,147	$99,054	$94,252
Online advertising	4,022	3,382	5,550
Cinema advertising	12,540	20,109	11,604
IVAS	—	763	1,421

Total revenue	118,709	123,308	112,827

Cost of revenue:
Online game (includes share-based compensation expense/ (benefit) of $(17), $0 and $(23), respectively)	18,163	14,362	14,463
Online advertising	1,293	1,194	1,233
Cinema advertising	18,686	18,683	21,355
IVAS	150	1,043	1,340

Total cost of revenue	38,292	35,282	38,391
Gross profit	80,417	88,026	74,436

Operating expenses:
Product development (includes share-based compensation expense/ (benefit) of $(926), $0 and $(1,717), respectively)	30,372	30,961	28,481
Sales and marketing (includes share-based compensation expense/ (benefit) of $(283), $0 and $(378), respectively)	13,707	10,579	14,341
General and administrative (includes share-based compensation expense/ (benefit) of $(639), $9 and $(2,314), respectively)	23,228	5,311	5,919

Total operating expenses	67,307	46,851	48,741

Operating profit	13,110	41,175	25,695
Interest income, net	3,782	2,473	6,772
Foreign currency exchange gain	1,022	137	2,279
Other income, net	1,884	3,609	5,111

Income before income tax expense	19,798	47,394	39,857
Income tax expense	3,598	10,698	7,774

Net income	16,200	36,696	32,083
Less: Net loss attributable to non-controlling interests	(74)	(203)	(22)

Net income attributable to Changyou.com Limited	$16,274	$36,899	$32,105

Basic net income attributable to Changyou.com Limited per ADS	$0.30	$0.69	$0.60

ADSs used in computing basic net income attributable to Changyou.com Limited per ADS	53,464	53,251	53,158

Diluted net income attributable to Changyou.com Limited per ADS	$0.30	$0.69	$0.60

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	53,673	53,665	53,610

CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Jun. 30, 2019	As of Dec. 31, 2018
ASSETS
Current assets:
Cash and cash equivalents	$131,907	$454,534
Restricted cash	4,766	4,775
Accounts receivable, net	40,686	57,389
Short-term investments	80,200	190,068
Prepaid and other current assets	1,288,614	721,059

Total current assets	1,546,173	1,427,825

Non-current assets:
Fixed assets, net	166,154	170,746
Goodwill	10,257	10,257
Intangible assets, net	10,678	13,904
Deferred tax assets	14,601	13,467
Restricted time deposits	—	243,910
Other assets, net	29,246	85,375

Total non-current assets	230,936	537,659

TOTAL ASSETS	$1,777,109	$1,965,484

LIABILITIES
Current liabilities:
Receipts in advance and deferred revenue	$42,775	$45,343
Accounts payable and accrued liabilities	1,230,614	753,071
Tax payables	25,172	18,211

Total current liabilities	1,298,561	816,625

Long-term liabilities:
Deferred tax liabilities	87,910	83,026
Long-term tax payable	13,415	13,438
Long-term bank loans	—	220,000
Other long-term liabilities	2,044	751

Total long-term liabilities	103,369	317,215

Total liabilities	1,401,930	1,133,840
SHAREHOLDERS’ EQUITY
Changyou.com Limited shareholders’ equity	373,547	829,735
Non-controlling interests	1,632	1,909

Total shareholders’ equity	375,179	831,644

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,777,109	$1,965,484

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST

COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Jun. 30, 2019
		Non-GAAP adjustments (a)
	GAAP	Share-based compensation expense (b)	Non-GAAP
Online game gross profit	$83,984	(17)	83,967
Online advertising gross profit	2,729	—	2,729
Cinema advertising gross loss	(6,146)	—	(6,146)
IVAS gross loss	(150)	—	(150)

Gross profit	$80,417	(17)	80,400

Gross margin	68%		68%
Operating expenses	67,307	1,848	69,155

Operating profit	$13,110	(1,865)	11,245

Operating margin	11%		9%

Income tax expense	3,598		3,598
Net income	$16,200	(1,865)	14,335

Less: Net loss attributable to non-controlling interests	(74)	—	(74)

Net income attributable to Changyou.com Limited	$16,274	(1,865)	14,409

Net margin attributable to Changyou.com Limited	14%		12%

Diluted net income attributable to Changyou.com Limited per ADS	$0.30		0.27

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	53,673		53,681

Note:

(a)	The Non-GAAP adjustment does not have an impact on income tax expense.
(b)

To eliminate share-based compensation expense measured using the fair value method. The downward adjustment of share-based compensation expense was a result of fluctuations in the market price for the Company’s ADS.

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST

COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Mar. 31, 2019
		Non-GAAP adjustments (a)
	GAAP	Share-based compensation expense (b)	Non-GAAP
Online game gross profit	$84,692	—	84,692
Online advertising gross profit	2,188	—	2,188
Cinema advertising gross profit	1,426	—	1,426
IVAS gross loss	(280)	—	(280)

Gross profit	$88,026	—	88,026

Gross margin	71%		71%
Operating expenses	46,851	(9)	46,842

Operating profit	$41,175	9	41,184

Operating margin	33%		33%

Income tax expense	10,698		10,698
Net income	$36,696	9	36,705

Less: Net loss attributable to non-controlling interests	(203)	—	(203)

Net income attributable to Changyou.com Limited	$36,899	9	36,908

Net margin attributable to Changyou.com Limited	30%		30%

Diluted net income attributable to Changyou.com Limited per ADS	$0.69		0.69

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	53,665		53,680

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST

COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Jun. 30, 2018
		Non-GAAP adjustments (a)
	GAAP	Share-based compensation expense (b)	Non-GAAP
Online game gross profit	$79,789	(23)	79,766
Online advertising gross profit	4,317	—	4,317
Cinema advertising gross loss	(9,751)	—	(9,751)
IVAS gross profit	81	—	81

Gross profit	$74,436	(23)	74,413

Gross margin	66%		66%
Operating expenses	48,741	4,409	53,150

Operating profit	$25,695	(4,432)	21,263

Operating margin	23%		19%

Income tax expense	7,774		7,774
Net loss	$32,083	(4,432)	27,651

Less: Net loss attributable to non-controlling interests	(22)	—	(22)

Net income attributable to Changyou.com Limited	$32,105	(4,432)	27,673

Net margin attributable to Changyou.com Limited	28%		25%

Diluted net income attributable to Changyou.com Limited per ADS	$0.60		0.52

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	53,610		53,695